UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13G/A

Under the Securities Act of 1934

(Amendment No.4)*

UP Fintech Holding Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

American Depositary Shares

(Title of Class of Securities)

91531W106**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 91531W106 was assigned to the American Depositary Shares (“ADSs”) of UP Fintech Holding Limited (the “Issuer”). Each ADS represents 15 Class A ordinary shares, par value $0.00001 per share (“Class A Ordinary Shares”) of the Issuer. The CUSIP number of Class A Ordinary Shares is G9405E104.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 91531W106	Schedule 13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Tianhua Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 568,123,687 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 337,611,722 (2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,123,687 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.7%(1)(3)
12	TYPE OF REPORTING PERSON IN

(1) Represents (i) 97,611,722 Class B Ordinary Shares and 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust, as further disclosed in Item 4; (ii) 192,747,570 Class A Ordinary Shares in the form of ADSs issued under the UP Fintech Holding Limited 2018 Share Incentive Plan, the 2019 Performance Incentive Plan and the Amended and Restated 2019 Performance Incentive Plan (each a “Plan” and, collectively, the “Plans”) with the voting rights irrevocably and unconditionally entrusted to Mr. Tianhua Wu; (iii) 37,764,395 Class A Ordinary Shares held by Kastle Limited for the benefit of certain participants of the Plans, with the voting rights irrevocably and unconditionally entrusted to Mr. Tianhua Wu; and (iv) 0 Class A Ordinary Shares to be issued under the Plans within 60 days as of December 31, 2023, with the voting rights irrevocably and unconditionally entrusted to Mr. Tianhua Wu.

(2) Represents 97,611,722 Class B Ordinary Shares and 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust, as further disclosed in Item 4.

(3) Represents 55.6% of the total outstanding voting power of the Issuer, based on 2,409,470,521 Class A Ordinary Shares and 97,611,722 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023 as a single class, as provided by the Issuer.

CUSIP No. 91531W106	Schedule 13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Sky Fintech Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 337,611,722(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 337,611,722(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,611,722(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents 97,611,722 Class B Ordinary Shares and 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, as further disclosed in Item 4.

(2) Represents 50.3% of the total outstanding voting power of the Issuer, based on 2,409,470,521 Class A Ordinary Shares and 97,611,722 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023 as a single class, as provided by the Issuer.

CUSIP No. 91531W106	Schedule 13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Sky Tiger Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 337,611,722(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 337,611,722(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,611,722(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents 97,611,722 Class B Ordinary Shares and 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which is wholly-owned by Sky Tiger Investment Holding Limited, as further disclosed in Item 4.

(2) Represents 50.3% of the total outstanding voting power of the Issuer, based on 2,409,470,521 Class A Ordinary Shares and 97,611,722 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023 as a single class, as provided by the Issuer.

CUSIP No. 91531W106	Schedule 13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Lightspeed Rise Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 337,611,722(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 337,611,722(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,611,722(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)(2)
12	TYPE OF REPORTING PERSON CO

(1) Represents 97,611,722 Class B Ordinary Shares and 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which is indirectly wholly-owned by Lightspeed Rise Holdings Limited through its wholly-owned subsidiary, Sky Tiger Investment Holding Limited, as further disclosed in Item 4.

(2) Represents 50.3% of the total outstanding voting power of the Issuer, based on 2,409,470,521 Class A Ordinary Shares and 97,611,722 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023 as a single class, as provided by the Issuer.

CUSIP No. 91531W106	Schedule 13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Tiger Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 337,611,722(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 337,611,722(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,611,722(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents 97,611,722 Class B Ordinary Shares and 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which is indirectly wholly-owned by Lightspeed Rise Holdings Limited, which in turn is controlled by Tiger Family Trust, a trust established under the laws of Hong Kong and managed by Kastle Limited as the trustee, as further disclosed in Item 4.

(2) Represents 50.3% of the total outstanding voting power of the Issuer, based on 2,409,470,521 Class A Ordinary Shares and 97,611,722 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023 as a single class, as provided by the Issuer.

CUSIP No. 91531W106	Schedule 13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Tiger ESOP Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 46,127,160 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 46,127,160(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,127,160 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%(1)(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents 27,164,385 Class A Ordinary Shares and 192,747,570 Class A Ordinary Shares in the form of ADSs held by Kastle Limited, under Tiger ESOP Trust that is managed by Kastle Limited as trustee, for benefit of certain participants of the Plans.

(2) Represents 1.1 % of the total outstanding voting power of the Issuer, based on 2,409,470,521 Class A Ordinary Shares and 97,611,722 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023 as a single class, as provided by the Issuer.

CUSIP No. 91531W106	Schedule 13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Tiger ESOP Trust II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,600,010(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,600,010(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,600,010(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%(1)(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents 10,600,010 Class A Ordinary Shares held by Kastle Limited, under Tiger ESOP Trust II that is managed by Kastle Limited as trustee, for benefit of certain participants of the Plans.

(2) Represents 0.2 % of the total outstanding voting power of the Issuer, based on 2,409,470,521 Class A Ordinary Shares and 97,611,722 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023 as a single class, as provided by the Issuer.

CUSIP No. 91531W106	Schedule 13G	Page 9 of 15 Pages

ITEM 1.

(a)
Name of Issuer:

UP Fintech Holding Limited (the “Issuer”)

(b)
Address of Issuer’s Principal Executive Offices:

1 Raffles Place, #35-61 One Raffles Place, Singapore (048616)

ITEM 2.

(a)
Name of Person Filing:

(i) Tianhua Wu

(ii) Sky Fintech Holding Limited

(iii) Sky Tiger Investment Holding Limited

(iv) Lightspeed Rise Holdings Limited

(v) Tiger Family Trust

(vi) Tiger ESOP Trust

(vii) Tiger ESOP Trust II (collectively, the “Reporting Persons”)

(b)
Address of Principal Office:

Each of Tianhua Wu, Sky Fintech Holding Limited and Sky Tiger Investment Holding Limited—18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC

Each of Lightspeed Rise Holdings Limited, Tiger Family Trust—1/F,FWD Financial Centre,308 Des Voeux Road Central, Sheung Wan, Hong Kong

Each of Tiger ESOP Trust and Tiger ESOP Trust II—1/F,FWD Financial Centre,308 Des Voeux Road Central, Sheung Wan, Hong Kong

(c)
Citizenship:

Tianhua Wu—People’s Republic of China

Each of Sky Fintech Holding Limited, Sky Tiger Investment Holding Limited and Lightspeed Rise Holdings Limited—British Virgin Islands

CUSIP No. 91531W106	Schedule 13G	Page 10 of 15 Pages

Each of Tiger Family Trust, Tiger ESOP Trust and Tiger ESOP Trust II—Hong Kong

(d)
Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share, of the Issuer (“Class A Ordinary Shares”) and American Depositary Shares (“ADSs”), each presenting 15 Class A Ordinary Shares of the Issuer.

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.00001 per share (“Class B Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Share under any circumstances. Each Class B Ordinary Share is entitled to 20 votes, and is convertible into one Class A Ordinary Share at any time. Upon any sale of Class B Ordinary Shares by a holder thereof to any person other than Mr. Tianhua Wu or any entity which is not a permitted affiliate of Mr. Tianhua Wu, such Class B Ordinary Shares are automatically and immediately converted into the same number of Class A Ordinary Shares.

(e)
CUSIP Number:

91531W106

CUSIP number 91531W106 was assigned to the ADSs. The CUSIP number of Class A Ordinary Shares is G9405E104.

ITEM 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 91531W106	Schedule 13G	Page 11 of 15 Pages

ITEM 4. Ownership

Reporting Person	Amount beneficially owned	Percent of class(6)	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tianhua Wu	568,123,687 (1)	22.7%(1)	568,123,687 (1)	0	337,611,722(2)	0
Sky Fintech Holding Limited(3)	337,611,722	13.5%	337,611,722	0	337,611,722	0
Sky Tiger Investment Holding Limited(3)	337,611,722	13.5%	337,611,722	0	337,611,722	0
Lightspeed Rise Holdings Limited(3)	337,611,722	13.5%	337,611,722	0	337,611,722	0
Tiger Family Trust(3)	337,611,722	13.5%	337,611,722	0	337,611,722	0
Tiger ESOP Trust(4)	46,127,160	1.8%	46,127,160	0	46,127,160	0
Tiger ESOP Trust II(5)	10,600,010	0.4%	10,600,010	0	10,600,010	0

(1) Represents (i) 97,611,722 Class B Ordinary Shares and 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust, as further disclosed in Item 4; (ii) 192,747,570 Class A Ordinary Shares in the form of ADSs issued under the UP Fintech Holding Limited 2018 Share Incentive Plan, the 2019 Performance Incentive Plan and the Amended and Restated 2019 Performance Incentive Plan (each a “Plan” and, collectively, the “Plans”) with the voting rights irrevocably and unconditionally entrusted to Mr. Tianhua Wu (iii) 37,764,395 Class A Ordinary Shares held by Kastle Limited for the benefit of certain participants of the Plans, with the voting rights irrevocably and unconditionally entrusted to Mr. Tianhua Wu; and (iv) 0 Class A Ordinary Shares to be issued under the Plans within 60 days as of December 31, 2023, with the voting rights irrevocably and unconditionally entrusted to Mr. Tianhua Wu.

(2) Represents 97,611,722 Class B Ordinary Shares and 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust, as further disclosed in note (3) below.

(3) Represents 97,611,722 Class B Ordinary Shares and 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited. Sky Fintech Holding Limited is indirectly wholly-owned by Lightspeed Rise Holdings Limited, through its wholly-owned subsidiary, Sky Tiger Investment Holding Limited. Lightspeed Rise Holdings Limited is controlled by Tiger Family Trust, a trust established under the laws of Hong Kong and managed by Kastle Limited as the trustee. Mr. Tianhua Wu is the settlor of Tiger Family Trust, and Mr. Tianhua Wu and his family are the trust’s beneficiaries. Each Class B Ordinary Share is entitled to 20 votes, and is convertible into one Class A Ordinary Share at any time. Under the terms of this trust, Mr. Tianhua Wu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Sky Fintech Holding Limited in the Issuer. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Tianhua Wu may be deemed to beneficially own all of the shares of the Issuer owned by Sky Fintech Holding Limited.

CUSIP No. 91531W106	Schedule 13G	Page 12 of 15 Pages

(4) Represents 27,164,385 Class A Ordinary Shares and 192,747,570 Class A Ordinary Shares in the form of ADSs held by Kastle Limited, under Tiger ESOP Trust that is managed by Kastle Limited as trustee, for benefit of certain participants of the Plans.

(5) Represents 10,600,010 Class A Ordinary Shares held by Kastle Limited, under Tiger ESOP Trust II that was managed by Kastle Limited as trustee, for benefit of certain participants of the Plans.

(6) Based on 2,409,470,521 Class A Ordinary Shares and 97,611,722 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023 as a single class, as provided by the Issuer.

ITEM 5. Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group

Not applicable.

ITEM 9. Notice of Dissolution of the Group

Not applicable.

ITEM 10. Certification

Not applicable.

CUSIP No. 91531W106	Schedule 13G	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

Tianhua Wu

/s/ Tianhua Wu

Sky Fintech Holding Limited

By: /s/ Tianhua Wu

Name: Tianhua Wu

Title: Director

Sky Tiger Investment Holding Limited

By: /s/ Tianhua Wu

Name: Tianhua Wu

Title: Director

Lightspeed Rise Holdings Limited

By: /s/ LI Man Lung

Name: LI Man Lung

Title: Authorized signatories

For and on behalf of

Kastle Limited

Trustee

CUSIP No. 91531W106	Schedule 13G	Page 14 of 15 Pages

Kastle Limited, acting as the trustee of Tiger Family Trust

By: /s/ LI Man Lung

Name: LI Man Lung

Title: Authorized signatories
For and on behalf of
Kastle Limited
Trustee

Kastle Limited, acting as the trustee of Tiger ESOP Trust

By: /s/ LI Man Lung

Name: LI Man Lung

Title: Authorized signatories
For and on behalf of
Kastle Limited
Trustee

Kastle Limited, acting as the trustee of Tiger ESOP Trust II

By: /s/ LI Man Lung

Name: LI Man Lung

Title: Authorized signatories
For and on behalf of
Kastle Limited
Trustee

CUSIP No. 91531W106	Schedule 13G	Page 15 of 15 Pages

LIST OF EXHIBITS

TO SCHEDULE 13G

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value of $0.00001 per share or American Depositary Shares, of UP Fintech Holding Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 8, 2024.

Tianhua Wu

/s/ Tianhua Wu

Sky Fintech Holding Limited

By: /s/ Tianhua Wu

Name: Tianhua Wu

Title: Director

Sky Tiger Investment Holding Limited

By: /s/ Tianhua Wu

Name: Tianhua Wu

Title: Director

Lightspeed Rise Holdings Limited

By: /s/ LI Man Lung

Name: LI Man Lung

Title: Authorized signatories

For and on behalf of

Kastle Limited

Trustee

Kastle Limited, acting as the trustee of Tiger Family Trust

By: /s/ LI Man Lung

Name: LI Man Lung

Title: Authorized signatories
For and on behalf of
Kastle Limited
Trustee

Kastle Limited, acting as the trustee of Tiger ESOP Trust

By: /s/ LI Man Lung

Name: LI Man Lung

Title: Authorized signatories
For and on behalf of
Kastle Limited
Trustee

Kastle Limited, acting as the trustee of Tiger ESOP Trust II

By: /s/ LI Man Lung

Name: LI Man Lung

Title: Authorized signatories
For and on behalf of
Kastle Limited
Trustee